 Exhibit 99.(d)(2)

Schedule A

(As of June 4, 2024)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date

Volatility Shares S&P High Volatility Index ETF	0.25%	September 29, 2022	September 29, 2022	September 29, 2022	September 29, 2024
1x Long VIX Futures Strategy K-1 Free ETF	0.84%	September 29, 2022	September 29, 2022	September 29, 2022	September 29, 2024
-1x Short VIX Mid-Term Futures Strategy ETF	1.35%	September 29, 2022	September 29, 2022	September 29, 2022	September 29, 2024
2x Bitcoin Strategy ETF	1.85%	May 18, 2023	May 18, 2023	May 18, 2023	May 18, 2025
2x Ether ETF	1.85%	September 15, 2023	September 15, 2023	September 15, 2023	September 15, 2025